RESOLVED, that the Board, including a majority of the Independent Managers, hereby determines that the Fidelity Bond covering any employee of the insured, as such term is defined by the Fidelity Bond, in accordance with the requirements of Rule 17g-1 under Section 17(g) of the 1940 Act in the amount of $700,000 is reasonable in form and amount, after having given due consideration to the value of the assets of the Fund and the value of the current fidelity bond, and the value of the assets of the other named insured, to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities held by the Fund and the other named insured; and further

     RESOLVED, that the total amount of coverage under the Fidelity Bond is at least equal to: (i) the amount of coverage which the Fund would have been required to provide and maintain individually pursuant to Rule 17g-1(d)(1) had the Fund not been named as a joint insured in the Fidelity Bond; plus
     (ii) such other amounts of coverage that other insured parties would have had to provide and maintain pursuant to federal statutes or regulations had such other parties not been covered by the Fidelity Bond; and further

     RESOLVED, that the Board, including a majority of the Independent Managers, hereby approves the Fidelity Bond and authorizes the payment by the Fund of the annual premium not to exceed $2,000 on the Fidelity Bond as discussed at the meeting, after giving due consideration to all relevant factors, including, but not limited to, the number of other insured parties, the nature of the business of such other parties, the amount of the coverage under the Fidelity Bond, and the ratable allocation of the premium among parties named as insureds, based on the relative assets of such parties; and further

     RESOLVED, that in the event that the amount of coverage under the Fidelity Bond is required in the future to be increased in order to satisfy the minimum bonding requirements of Rule 17g-1 under the 1940 Act, any officer of the Fund be, and hereby is, authorized to increase the amount of the Fidelity Bond coverage to comply with such requirements and to allocate any additional premium payable on the Fidelity Bond among the Fund and the other named insured based on their relative assets; and further

     RESOLVED, that any officer of the Fund is hereby designated to make all filings with the SEC and to give all notices on behalf of the Fund required by paragraph (g) of Rule 17g-1 promulgated under the 1940 Act; and further

     RESOLVED, that in order to define certain rights and responsibilities of the Fund and the other named insured under the Fidelity Bond with respect to recoveries under the Fidelity Bond, the proper officers of the Fund are each hereby authorized and directed, in the name and on behalf of the Fund, to enter into the Joint Insured Agreement, substantially in the form included as Exhibit 21B of the Sage Meeting Materials, with such immaterial changes as the proper officers of the Fund, in consultation with counsel, may determine to be necessary or appropriate.